

August 6, 2007

Mr. William M. Barrett, President
   and Chief Executive Officer
ACP Holding Company
2121 Brooks Avenue
P.O. Box #729
Neenah, WI   54957

Re: ACP Holding Company
       Amendment No. 1 to Registration Statement on Form 10/A
       Filed on: July 30, 2007
       File No.: 0-52681

Dear Mr. Barrett:

We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the registration statement should be amended to fill in all blanks. All information must be provided before we clear the filing or, should you request it, make it effective within 60 days of its filing.

Item 11. Description of Registrant's Securities to be Registered, page 69

2. Revise the first sentence to clarify that you have described all material features and provisions of the company's capital stock and revise the discussion

accordingly. Delete the phrase in the second sentence that the description in not complete.

Financial Statements

Common Stock, page 69

3. You disclose that all share and per share information was not adjusted for the stock split to be effected prior to the completion of this offering. If the reverse split occurs before the effectiveness date of this registration statement, we remind you that you will need to revise your historic financial statements and related disclosures pursuant to SAB Topic 4C. If the reverse split occurs after the effectiveness of this registration statement, please provide pro forma information reflecting the effect of the stock split.

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Accountant at (202) 551-3772 or Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding the comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3766 with any other comments.

Sincerely,

Pamela A. Long
Assistant Director